Mail Stop 3561

April 13, 2009

Susan Riley
Executive Vice President, Finance and Administration
The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, NJ 07094

> **Re: The Children's Place Retail Stores, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 20, 2008**
> **Form 10-Q for the Fiscal Quarter Ended November 1, 2008**
> **Filed December 9, 2008**
> **File No. 000-23071**

Dear Ms. Riley:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director